Exhibit 99.1

February 19, 2021	1500 Robert-Bourassa Blvd. 7th Floor Montreal QC, H3A 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: FORTIS INC

Dear Sir/Madam:

We advise of the following amendment with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 19, 2021
Record Date for Voting (if applicable) :	March 19, 2021
Beneficial Ownership Determination Date :	March 19, 2021
Meeting Date :	May 6, 2021
Meeting Location (virtual):	The website address to access the online webcast will be posted on March 31st, 2021 at www.fortisinc.com
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	349553107	CA3495531079

Sincerely,

Computershare
Agent for FORTIS INC